Mail Stop 3561

December 18, 2008

Robert C. Rowe
President and Chief Executive Officer
NorthWestern Corporation
3010 West 69th Street
Sioux Falls, South Dakota 57108

> **Re: NorthWestern Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2008**
> **File No. 1-10499**

Dear Mr. Rowe:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business

Environmental, page 17

1. You state that "[e]nvironmental laws and regulations are continually evolving …" and therefore your related costs cannot be accurately predicted. You then suggest that these environmental costs will become fixed and reliably determinable which will allow you to seek insurance reimbursement for the related costs. Please discuss the analysis that you conducted to determine that your environmental costs will become fixed and reliably determinable and provide a definitive time period in which you believe this will occur.

Item 9A. Controls and Procedures, page 54

2. We note that at page F-3 you include the report of your independent registered public accountant firm and that the report includes an attestation of your internal control over financial reporting. Please ensure that your discussion in this section also includes the statement required by Item 308(a)(4) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

General

3. We note two references needing revision. On page 8 you refer to Item 401(h)(2) of Regulation S-K for the definition of audit committee financial expert. This definition is currently found at Item 407(d)(5) of Regulation S-K. Refer to Securities Release No. 33-8732A (September 8, 2006). On page 14 you refer to NASD rule 4200(a)(15) for the definition of independent member. Please check for accuracy.

Components of Executive Compensation

Long-term Equity Grants, page 13

4. You indicate that long-term equity grants are a key element of total compensation for executive officers and that the long-term incentive percentage for executive officers ranges from 35% to 70% of base salary. Please discuss how you determine the specific amount of the long-term equity grant that is provided to each executive officer. Refer to Item 402(b)(1)(v) of Regulation S-K.

Compensation of Executive Officers and Directors, page 15

5. We note that Mr. Hanson did not receive any non-equity incentive plan compensation based on, among other things, "other discretionary factors." We

also note that officer awards "varied from the funded level based on guidelines applicable to all employees…." Please discuss the discretionary factors and guidelines considered in making these compensation decisions. Refer to Item 402(b)(2)(v) of Regulation S-K.

Director Compensation, page 20

6. You indicate that NorthWestern reimburses non-employee directors for the cost of participation in continuing education programs and travel costs to meetings. Please discuss the analysis you conducted to determine that these amounts were not required to be disclosed under the heading of "All Other Compensation." Refer to Item 402(k)(2)(vii) of Regulation S-K.

Post Employment Compensation

Termination or Change In Control Arrangements, page 18

7. We understand that your annual cash incentive awards are determined based on annual target metrics for company financial and operational performance. In comparison, we note that both the severance benefits for involuntary termination without cause and the change of control severance benefits include an element described as "a pro-rata short-term incentive bonus." Please describe and explain how the pro-rata short-term incentive bonus is determined. Refer to Item 402(j) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Chris Chase, Staff Attorney, at (202) 551-3550 or me at (202) 551-3725 if you have questions regarding the comments issued.

Sincerely,

H. Christopher Owings
Assistant Director